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Exhibit 12.1

THE TRAVELERS COMPANIES, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(for the year ended December 31, in millions, except ratios)	2014	2013	2012	2011	2010
Income before income taxes	$5,089	$4,945	$3,166	$1,352	$4,306
Interest	369	361	378	386	388
Portion of rentals deemed to be interest	71	64	64	63	68

Income available for fixed charges	$5,529	$5,370	$3,608	$1,801	$4,762

Fixed charges:
Interest	$369	$361	$378	$386	$388
Portion of rentals deemed to be interest	71	64	64	63	68

Total fixed charges	440	425	442	449	456
Preferred stock dividend requirements	—	—	—	1	4

Total fixed charges and preferred stock dividend requirements	$440	$425	$442	$450	$460

Ratio of earnings to fixed charges	12.57	12.63	8.17	4.01	10.44

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	12.57	12.63	8.17	4.00	10.35

        The ratio of earnings to fixed charges is computed by dividing income available for fixed charges by the fixed charges. For purposes of this ratio, fixed charges consist of that portion of rentals deemed representative of the appropriate interest factor.

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  Exhibit 12.1
THE TRAVELERS COMPANIES, INC. AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES